09040431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8-66276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADEWORX SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET, 17th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JASDEEP SINGH CHAWLA
(Name – *if individual, state last, first, middle name*)

2182-D GLADSTONE CT, GLENDALE HEIGHTS, IL 60139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL MAGUIRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADEWORX SECURITIES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

IMOGENE BEVERLEY HENRY
Notary Public, State of New York
No. 01HE6061054
Qualified in Kings County
Commission Expires July 9, 20 11

Signature

President

Title

Imogene B. Henry
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEWORX SECURITIES, LLC

INDEX TO FINANCIAL STATEMENTS

Chawla Group CPAs, LLC
2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

INDEPENDENT AUDITOR'S REPORT

To the Members
Tradeworx Securities, LLC

We have audited the accompanying balance sheet of Tradeworx Securities, LLC (the Company) as of December 31,2008, and the related statement of operations, changes in member's equity, and cash flows for the year ending December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradeworx Securities, LLC as of December 31, 2008, and the statement of Operations, changes in member's equity and its cash flows for the period January 1, 2008 through December 31, 2008 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital listed in the accompanying notes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the securities Exchange Act of 1934. Such Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Chawla Group CPAs, LLC

Chawla Group CPAs, LLC
Glendale Heights, Illinois
February 16, 2009

TRADEWORX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash & Cash Equivalents	$ 154,149	
TOTAL CURRENT ASSETS		154,149
TOTAL ASSETS		$ 154,149

LIABILITIES

Accounts Payable	$ 700	
TOTAL LIABILITIES		700

MEMBER'S EQUITY

Equity	153,449	
TOTAL MEMBER'S EQUITY		153,449
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 154,149

See notes to financial statements

TRADEWORX SECURITIES, LLC
STATEMENT OF OPERATIONS
JANUARY 1, 2008 THROUGH DECEMBER 31, 2008

REVENUES		
Referral Fees		74,561
TOTAL REVENUES	$	74,561
EXPENSES		
Professional Fees		19,567
Telephone and Data Processing		13,121
Insurance		13,024
Rent		10,170
Utilities		1,603
Fees and Registration		673
TOTAL EXPENSES	$	58,158
NET INCOME(LOSS)	$	16,403

TRADEWORX SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
JANUARY 1, 2008 THROUGH DECEMBER 31, 2008

Beginning Balance	$	137,046
Net Income(Loss)		16,403
Ending Balance	$	153,449

See notes to financial statements

TRADEWORX SECURITIES, LLC
STATEMENT OF CASH FLOWS
JANUARY 1, 2008 THROUGH DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	16,403
Adjustments to reconcile net income to net cash:		
(Increase) decrease in:		
Referral Fees Receivable		5,020
Increase (decrease) in:		
Accounts payable		550
NET CASH USED BY OPERATIONS		21,973
NET INCREASE (DECREASE) IN CASH		21,973
CASH AND CASH EQUIVALENTS - BEGINNING		132,176
CASH AND CASH EQUIVALENTS - ENDING	$	154,149

See notes to financial statement.